EXHIBIT 99.5

Contractual Cash Obligations

As at December 31, 2015 (Cdn$ millions)	Total	Due in Less Than 1 Year	Due in 1 – 3 Years	Due in 4 – 5 Years	Due After 5 Yrs
Long-term debt	1,500	—	—	500	1,000
Interest on long-term debt	544	69	139	110	226
Provision for reclamation	975	13	80	81	801
Provision for waste disposal	17	3	14	—	—
Other liabilities	64	—	—	—	64
Capital commitments	55	55	—	—	—
Unconditional product purchase commitments [1]	2,692	1,036	862	391	403

Total contractual cash obligations	5,847	1,176	1,095	1,082	2,494

[1]	Denominated in US dollars. Converted to Canadian dollars at the December 31, 2015 rate of Cdn $1.38.

Commercial Commitments

As at December 31, 2015 (Cdn$ millions)	Total amounts committed
Standby letters of credit [1]	1,384

Total commercial commitments	1,384

[1]	The standby letters of credit maturing in 2016 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of our operating sites which are expected to remain outstanding well into the future and our obligations under the CRA dispute which are expected to remain outstanding until the dispute is resolved.